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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                   SCHEDULE TO
                                  (Rule 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                              ---------------------

                           AGILE SOFTWARE CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                              ---------------------

      Certain Options to Purchase Common Stock, Par Value $0.001 Per Share
                  Having an Exercise Price of $15.00 or Greater
                         (Title of Class of Securities)

                              ---------------------

                                    00846X105
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                              ---------------------

                                 Bryan D. Stolle
                      President and Chief Executive Officer
                           Agile Software Corporation
                        One Almaden Boulevard, 12th Floor
                           San Jose, California 95113
                                 (408) 975-3900
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                              ---------------------

                                   Copies to:
                               Sally J. Rau, Esq.
                        Gray Cary Ware & Freidenrich LLP
                               400 Hamilton Avenue
                           Palo Alto, California 94301
                                 (650) 833-2000

                            CALCULATION OF FILING FEE
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       Transaction Valuation**                    Amount of Filing Fee
--------------------------------------------------------------------------------

          $58,209,476.12                              $11,641.90

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**   Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 7,496,391 shares of common stock of Agile Software Corporation having an aggregate value of $58,209,476.12 as of October 11, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:        $11,641.90.
     Form or Registration No.:      Schedule TO-1
     Filing Party:                  Agile Software Corporation
     Date Filed:                    October 18, 2001

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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                             INTRODUCTORY STATEMENT

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 18, 2001 and amended on October 26, 2001 and November 1, 2001 (the "Schedule TO"), to report the results of our offer to eligible option holders to exchange options to purchase common stock, par value $0.001, that were granted and were outstanding under the Agile Software Corporation 1995 Stock Option Plan, the Agile Software Corporation 2000 Nonstatutuory Stock Option Plan, or the Digital Market, Inc. 1995 Stock Option Plan, for new options to purchase shares of common stock to be granted by us upon the terms and subject to the conditions described in the Offer to Exchange, as amended, that was previously filed as Exhibit (a)(1). This Amendment No. 3 is the final amendment to the Schedule TO.

ITEM 4. Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

     The offer made by us pursuant to the Schedule TO expired at 5:00 P.M., Pacific Time, on Monday, November 19, 2001. Pursuant to the offer, we accepted for exchange 3,971,557 options to purchase our common stock, representing 49% of the options that were available to be tendered in the offer, as of October 18, 2001. Subject to the terms and conditions of the offer, we will grant options to purchase an aggregate of 2,978,658 shares of our common stock in exchange for such tendered options.

ITEM 12. Exhibits

(a)(1)* Offer to Exchange Outstanding Options for New Options, dated October 18, 2001.

   (2)*   Press Release dated October 18, 2001.

   (3)*   E-mail sent to employees of the Company on October 18, 2001.

   (4)*   Form of Election Form.

   (5)*   Form of Change of Election Form.

   (6)* Agile Software Corporation Annual Report on Form 10-K for its fiscal year ended April 30, 2001, filed with the Securities and Exchange Commission on July 25, 2001 and incorporated herein by reference.

   (7)* Agile Software Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended July 31, 2001, filed with the Securities and Exchange Commission on September 14, 2001 and incorporated herein by reference.

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   (8)*   Form of Confirmation to be sent to option holders electing to participate in the Offer to Exchange.

   (9)* Notice to employees of the Company from Bryan D. Stolle sent by e-mail on October 26, 2001, concerning changes made to the Offer to Exchange.

   (10)* Notice to eligible options holders from Bryan D. Stolle dated November 1, 2001.

   (11) Notice to employees of the Company from Bryan D. Stolle sent by e-mail on November 29, 2001, concerning the expiration of the Offer to Exchange.

(b)       Not applicable.

(d)(1)*   Agile Software Corporation 1995 Stock Option Plan.

   (2)*   Agile Software Corporation 1995 Stock Option Plan Prospectus.

   (3)* Form of Option Agreement pursuant to the Agile Software Corporation 1995 Stock Option Plan.

   (4)*   Agile Software Corporation 2000 Nonstatutory Stock Option Plan.

   (5)*   Agile Software Corporation 2000 Nonstatutory Stock Option Plan
          Prospectus.

   (6)* Form of Option Agreement pursuant to the Agile Software Corporation 2000 Nonstatutory Stock Option Plan.

(g)       Not applicable.

(h)       Not applicable.

*  Previously filed.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule TO is true, complete and correct.

                                       Agile Software Corporation

                                       /s/ Bryan D. Stolle
                                       -----------------------------------------
                                       Bryan D. Stolle
                                       President and Chief Executive Officer

Date:  November 29, 2001

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                                INDEX TO EXHIBITS

EXHIBIT
NUMBER    DESCRIPTION
-------   ----------------------------------------------------------------------
(a)(1)* Offer to Exchange Outstanding Options for New Options, dated October 18, 2001.

   (2)*   Press Release dated October 18, 2001.

   (3)*   E-mail sent to employees of the Company on October 18, 2001.

   (4)*   Form of Election Form.

   (5)*   Form of Change of Election Form.

   (6)* Agile Software Corporation Annual Report on Form 10-K for its fiscal year ended April 30, 2001, filed with the Securities and Exchange Commission on July 25, 2001 and incorporated herein by reference.

   (7)* Agile Software Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended July 31, 2001, filed with the Securities and Exchange Commission on September 14, 2001 and incorporated herein by reference.

   (8)* Form of Confirmation to be sent to option holders electing to participate in the Offer to Exchange.

   (9)* Notice to employees of the Company from Bryan D. Stolle sent by e-mail on October 26, 2001, concerning changes made to the Offer to Exchange.

   (10)* Notice to eligible options holders from Bryan D. Stolle dated November 1, 2001.

   (11) Notice to employees of the Company from Bryan D. Stolle sent by e-mail on November 29, 2001, concerning the expiration of the Offer to Exchange.

(b)       Not applicable.

(d)(1)*   Agile Software Corporation 1995 Stock Option Plan.

   (2)*   Agile Software Corporation 1995 Stock Option Plan Prospectus.

   (3)* Form of Option Agreement pursuant to the Agile Software Corporation 1995 Stock Option Plan.

   (4)*   Agile Software Corporation 2000 Nonstatutory Stock Option Plan.

   (5)*   Agile Software Corporation 2000 Nonstatutory Stock Option Plan
          Prospectus.

   (6)* Form of Option Agreement pursuant to the Agile Software Corporation 2000 Nonstatutory Stock Option Plan.

(g)       Not applicable.

(h)       Not applicable.

*  Previously filed.